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                                                              Exhibit (a)(1)(C)

                          [LOGO OF NETIQ CORPORATION]

                                                                    May 7, 2001

Dear Employee:

   Attached you will find the details of a stock option exchange program. This exchange program is being offered in response to the recent volatility of the stock market.

   Please take the time to carefully read the documents and instructions enclosed with this letter. To participate in the program, you will need to return a completed Letter of Transmittal Form to us by no later than 5:00 p.m., Pacific Time, on Thursday, June 7, 2001 to the address or facsimile number set forth in the Letter of Transmittal.

   We recognize that in connection with this stock option exchange program, we are asking you to review a significant number of documents, at least one of which is rather lengthy. We apologize for the "formal" nature of all the paper. We must, however, provide you with the enclosed information to satisfy our legal obligations and the disclosure requirements of the Securities and Exchange Commission. We encourage you, for your benefit as well as for our own, to carefully review and consider all of the materials provided.

   If you have any questions about the program, please contact any of the persons listed at the end of the attached Frequently Asked Questions.

                                          Sincerely,

                                          Ching- Fa Hwang
                                          President and Chief Executive
                                           Officer

Enclosures
                                       1
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                         FREQUENTLY ASKED QUESTIONS OF
                       OUR STOCK OPTION EXCHANGE PROGRAM

                  TO PARTICIPATE, YOUR RESPONSE IS NEEDED BY
                           5:00 P.M., PACIFIC TIME,
                          ON THURSDAY, JUNE 7, 2001.

   To participate in the program, you must complete, sign and date the Letter of Transmittal and return it to NetIQ Corporation, 3553 North First Street, San Jose, CA 95134, Attention: Stock Services, (facsimile: (408) 856-1801) before 5:00 p.m., Pacific Time, on Thursday, June 7, 2001. If you have any questions, please contact one of the persons listed at the end of this document.

   The following summary addresses some of the principal questions that you may have regarding our stock option exchange program. Please read the Offer to Exchange and the Letter of Transmittal, because the information in this summary is not complete.

   Who Can Participate? Any current employee other than officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) who holds options with an exercise price of $50.00 or more may participate with options granted:

  . with an exercise price equal to or greater than $50.00 per share, or with a lower exercise price if such options were granted on or after December 7, 2000, and if required as described in the Offer to Exchange and

  .  under:

     -- the NetIQ Corporation Amended and Restated 1995 Stock Plan

     -- the Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999)

     -- the WebTrends Corporation 1997 Stock Incentive Compensation Plan

     -- the WebTrends Corporation Amended and Restated 1998 Stock Incentive Compensation Plan.

   Do I Have to Tender All My Options? No. You may tender any option grant with an exercise price equal to or greater than $50.00, granted at any time, but all unexercised share under those options must be tendered. If you were granted any options on or after December 7, 2000 and wish to tender any options at all, you must tender all options granted to you on or after that date that have a lower exercise price than the option with the highest exercise price you tender or as otherwise required under the accounting rules.

   How Many New Options Will I Receive? We will grant you new options to purchase the same number of shares as the number of shares subject to the options that you exchange (subject to adjustment in specified circumstances, such as a stock split).

   When Will My New Options be Granted? The new options will be granted on or after the first business day that is at least six months and one day following the date when the options accepted for exchange are cancelled.

   What Will Be the Exercise Price of the New Options? Each new option will be based on the fair market value of NetIQ stock at the time of the regrant. Specifically, in accordance with the terms of the option plans, the exercise price of your new option will have an exercise price equal to the highest of:

     (i) the closing selling price per share on the trading day immediately before the day of grant;

     (ii) the average of the high and low per share sales price on the day of grant; or

     (iii) the closing selling price per share on the day of grant for NetIQ stock as reported by the Nasdaq National Market.

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   What is the Vesting Period of the New Options? The new options will have the same vesting schedule as the old options which are accepted for exchange and canceled. This means that the number of new options to be vested and immediately exercisable on the date of grant will equal:

  . the number of options tendered for exchange and accepted which were already vested, plus

  . the number of options which would have vested during the period between their tender and the date when the new options are granted.

   What Is the Term of the New Options? The new options will have a term of seven years calculated as of the original grant date of the tendered options.

   What Happens to My Options if I Accept the Offer? If you decide to participate, then all options that we accept for exchange will be canceled, and you will have no further right or interest in those options, whether vested or unvested.

   What Happens if I Don't Accept the Offer? If you do not participate, then you will keep your current options (with the same exercise price).

   Can I Change My Mind? Yes, but only before the Offer expires. If you turn in a Letter of Transmittal, you can still change your mind any time by delivering a Notice of Withdrawal of Tender to us before the offer to exchange expires, which is currently scheduled for 5:00 p.m., Pacific Time, on Thursday, June 7, 2001.

   What is the U.S. Tax Treatment of the Exchange? We believe that you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes. However, if you are granted incentive stock options, the holding periods for favorable tax treatment will begin on the day of the grant of the new options regardless of the time you have held any incentive stock options tendered in the offer. State and local tax consequences may be different. Note that if you reside or work in a different country, then you may be subject to different tax consequences if you exchange your options in the Offer. We recommend that you consult with your own tax advisor to determine the tax consequences of the exchange.

   What does the Company Recommend that I Do? Although our Board of Directors has approved the Offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether or not to tender your options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal, investment and/or tax advisors. There is no guarantee that employees electing to participate in the program will realize any financial gain; in fact, potentially one could instead incur a financial loss. Specifically, depending on the company's stock price at the time of the regrant, the new option price could be potentially higher or lower than that of the stocks tendered for the exchange.

   Why Have I Received So Many Documents? We have provided you with a significant number of documents, each of which is in satisfaction of our legal and disclosure obligations. We recommend that you take the time to review the enclosed materials before making any decisions with regard to the Offer.

   Who can I contact if I have any further questions? If you have any further questions, you can contact any of the following persons:

                               NetIQ Corporation

     Stock Services, San Jose, CA:
     Debra Randall                   Sarah Tyree
     Telephone: 408-856-3116         Telephone: 408-856-3110
     Email: debra.randall@netiq.com  Email: sarah.tyree@netiq.com

     Vivian Navarro                    Liz Maciel
     Telephone: 408-856-3194           Telephone: 408-856-3155
     Email: vivian.navarro@netiq.com   Email: liz.maciel@netiq.com

     Stock Services, Portland, OR
     Rebecca Basile
     Telephone: 503-294-7025 x2318
     Email: rbasile@webtrends.com

     Human Resources, Raleigh, NC
     Colleen Higgins
     Telephone: 919-337-0230
     Email: colleen.higgins@netiq.com

     Human Resources, Houston, TX
     Ed Taylor
     Telephone: 713-548-1787
     Email: ed.taylor@netiq.com

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                                                                    ATTACHMENT A

Personnel Option Status

                      [Form as provided by Stock Services]

                                       5